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                                                                    EXHIBIT 99.1

           ALTAREX ANNOUNCES FINANCIAL RESULTS FOR THIRD QUARTER 2002

WALTHAM, Mass., Nov. 22 /CNW/ -- AltaRex Corp. (TSE: AXO, OTC: ALXFF.PK), announced its financial results for the third quarter ended September 30, 2002. All amounts reported are in Canadian dollars unless otherwise stated.

The Company recorded a net loss of $1.5 million, or ($0.03) per share, for the three months ended September 30, 2002 compared to a net loss of $9.9 million, or ($0.35) per share, for the same period in 2001. For the nine month period ended September 30, 2002, the Company recorded a net loss of $7.6 million, or ($0.19) per share, compared to a net loss of $23.7 million, or ($0.90) per share, for the same period in 2001. The decreased net loss for each of the 2002 periods primarily reflects the April 17, 2002 license to United Therapeutics Corporation of the Company's OvaRex(R) and certain other MAb products for North America, Japan, and other countries, United's assumption of ongoing development responsibilities and associated expenses of OvaRex(R) MAb in the licensed territory, as well as United's hiring of certain former personnel of the Company. The losses for the nine month period ended September 30, 2002 were also offset by the reimbursement of $2.37 million by United Therapeutics of costs incurred prior to April 17, 2002 associated with OvaRex(R) manufacturing and other development expenses. As a result of the License Agreement, the Company's research and development and supporting general administrative expenses decreased significantly in the third quarter of 2002 and the Company anticipates that they will remain at this level in the fourth quarter of 2002.

At September 30, 2002, the Company's cash, cash equivalents and short-term investments totaled $4.8 million as compared to $2.7 million at June 30, 2002 and $9.1 million at December 31, 2001. In August 2002, United Therapeutics exercised a warrant issued pursuant to a License Agreement with the Company and purchased 3.25 million common shares of the Company for an aggregate purchase price of approximately $2.6 million (US$1.625 million). United Therapeutics also purchased a second convertible debenture in the principal amount of $1.36 million (US$875,000) of which approximately $0.7 million (US$441,960) of the principal amount thereof has since automatically converted into 883,380 common shares of the Company.

AltaRex Corp. is focused on the research, development and commercialization of antigen-targeted antibody-based therapies for life threatening diseases utilizing monoclonal antibodies as immunotherapeutic agents.

Additional information about AltaRex Corp. can be found on the Company website at www.altarex.com.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital; the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all; the need to obtain and maintain corporate alliances, such as the alliance with United

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Therapeutics, and the risk that the Company cannot establish corporate alliances on a timely basis, on satisfactory terms, or at all; changing market conditions; uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials; whether the Company and/or its collaborators will file for regulatory approval on a timely basis; uncertainties as to when, if at all, the FDA and other similar regulatory agencies will accept or approve regulatory filings for the Company's products; the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the Company's products; and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

                           FINANCIAL TABLES TO FOLLOW



                 Condensed Consolidated Statement of Operations
                        (In Canadian dollars, Unaudited)


                        Three months ended             Nine months ended
                    September 30,  September 30,  September 30,   September 30,
                         2002           2001           2002            2001
                    ----------------------------  -----------------------------

 Revenues               $1,505        $126,751       $29,050         $453,358
                   -----------     -----------   -----------     ------------
 Expenses
  Research &
   development         168,629       7,815,869     3,043,941       18,558,219
  General &
   administration    1,301,152       2,209,945     4,621,240        5,601,849
                   -----------     -----------   -----------     ------------
                     1,469,781      10,025,814     7,665,181       24,160,068
                   -----------     -----------   -----------     ------------
 Net loss for
    the period     $(1,468,276)    $(9,899,063)  $(7,636,131)    $(23,706,710)
                   ===========     ===========   ===========     ============
 Net loss per
    common share        $(0.03)         $(0.35)       $(0.19)          $(0.90)
                   ===========     ===========   ===========     ============
 Weighted average
    number of
    common shares
    outstanding     43,801,413      28,586,029    40,448,881       26,442,278
                   ===========     ===========   ===========     ============



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                      Condensed Consolidated Balance Sheet
                        (In Canadian dollars, Unaudited)


                                                     As of            As of
                                                 September 30,       Dec. 31,
                                                     2002              2001
                                                 -------------     -----------
  ASSETS
    Cash and cash equivalents                     $4,764,611       $ 8,211,313
    Short-term investments                                --           856,051
    Other current assets                           1,266,509           853,152
    Capital assets, net                              384,088           634,870
    Other assets                                      43,104           235,671
                                                  ----------       -----------
  Total assets                                    $6,458,312       $10,791,057
                                                  ==========       ===========
  LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities                           $2,725,074        $7,383,751
    Note Payable
                                                     674,763                --
    Total shareholder's equity                     3,058,475         3,407,306
                                                  ----------       -----------
  Total liabilities and shareholders' equity      $6,458,312       $10,791,057
                                                  ==========       ===========
  Contact:
   Kathy Theriault
   Chief Accounting Officer
   (781) 672-0138
   investor@altarex.com